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2013 JUL 19 PM 1:29

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SEC 13025450 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FOREFRONT CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVE, 34TH FL
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WASITOWSKI — 212- 607-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONROE J CHALMERS CPA PC
(Name – *if individual, state last, first, middle name*)

2 HARTSDALE ST	ST JAMES	NY	11780
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/24

OATH OR AFFIRMATION

I, DAVID WASITOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREFRONT CAPITAL MARKETS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MALGORZATA T LESZCZYNSKA
Notary Public - State of New York
NO. 01LE6254612
Qualified in Kings County
My Commission Expires 01/17/16

02/27/13

Notary Public

Signature
DAVID WASITOWSKI
CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOREFRONT CAPITAL MARKETS LLC

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITOR'S REPORT

CONTENTS

	Page(s)
INDEPENDENT AUDITOR'S REPORT	1 - 2
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	12 - 13

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT

The Member of
Forefront Capital Markets LLC
New York, New York

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Forefront Capital Markets LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forefront Capital Markets LLC as of December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the basic financial statements as a whole.

Monroe J Chaikin CPA PC

February 26, 2013

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Cash	$ 11,052
Accounts receivable	2,800
Receivable from clearing brokers	69,206
Prepaid expenses and other assets	78,641
Total assets	$ 161,699

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 56,623
Member's equity	105,076
Total liabilities and member's equity	$ 161,699

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ 360,115
Investment banking and advisory fees	480,139
Interest income	12,713
Other income	19,167
Total revenues	872,134
Expenses:	
Commissions, employee compensation and benefits	580,027
Communications and data processing	17,202
Floor brokerage, exchange and clearance fees	29,562
Professional fees	151,049
Occupancy	36,000
Other expenses	68,185
Total expenses	882,025
Net loss	$ (9,891)

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - January 1, 2012	$ 98,467
Net loss	(9,891)
Member's capital contributions	124,000
Member's capital withdrawals	(107,500)
Balance - December 31, 2012	$ 105,076

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows provided by operating activities:	
Net loss	$ (9,891)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) in operating assets:	
Accounts receivable	(2,800)
Receivable from clearing brokers	(49,940)
Prepaid expenses and other assets	(66,786)
Increase in operating liabilities:	
Accounts payable and accrued expenses	56,250
Net cash used by operating activities	(73,167)
Cash flows from financing activities	
Member capital contributions	124,000
Member capital withdrawals	(107,500)
Net cash provided by financing activities	16,500
Net decrease in cash and cash equivalents	(56,667)
Cash - beginning of year	67,719
Cash - end of year	$ 11,052

The accompanying notes are an integral part of these financial statements.

FOREFRONT CAPITAL MARKETS LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note 1 - Organization and nature of business

Forefront Capital Markets LLC (the "Company"), a wholly owned subsidiary of Forefront Capital Holding, LLC (the "Parent"), is a broker-dealer registered with the Security Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, formed on June 25, 2009 as a Delaware Limited Liability Company, began operations in April 2011. Effective January 1, 2012 Forefront Partners, LLC transferred its ownership interest in the Company to Forefront Capital Holding, LLC. The Company is engaged in business as a securities broker-dealer, which includes investment advisory and investment banking services.

All transactions for the Company's customers are cleared through clearing broker-dealers on a fully disclosed basis.

Note 2 - Significant accounting policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Investment advisory income

Investment advisory fees are recognized as earned based on the terms of the contract.

Investment banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as a placement agent and are recorded at the closing of the financing transaction.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Note 2 - Significant accounting policies (continued)

Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, which is the date the financial statements were available to be issued.

Note 3 - Clearing broker and advisory agreements

The Company has entered into multiple agreements with clearing brokers. One agreement has an initial term of 36 months, but can be terminated by either party upon 90 day notice. All other agreements can be terminated upon notice. In addition, the Company has entered into various advisory agreements with terms up to 1 year.

Note 4 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2012.

Note 5 - Concentrations of credit risk

The Company is engaged in various brokerage activities whose counterparties primarily include broker-dealers, clearing brokers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2012.

Note 6 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $70,076 which was $65,076 in excess of its required net capital of $5,000. The Company's net capital ratio was .81 to 1.

Note 7 – Related party transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with Forefront Capital Services, LLC ("FCS"), a company under common ownership. The agreement has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the agreement, FCS provides administrative, occupancy and other management and back-office services to the Company. For the year ended December 31, 2012 charges for these services totaled $120,000.

On April 1, 2012 the Company was engaged by Forefront Partners, LLC ("FP") a company under common ownership, to be their exclusive advisor and investment banker as it relates to assisting FP to identify prospective investors and raise up to five million dollars of debt financing. Under the terms of the agreement FP will pay the Company, at the closing of each transaction, 5% of the consideration it receives for a period of one year, unless terminated or extended by written notice. Included in investment banking and advisory fees, for the year ended December 31, 2012, is $110,400 received by the Company under this agreement.

Note 8 – Income Taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax, payment of this tax is remitted directly by the parent entity. Accordingly, although during the year ended December 31, 2012, the Company incurred taxable income as determined under the tax basis of accounting utilized by the parent entity, no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2012.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2012, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress.

SCHEDULE I

FOREFRONT CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Allowable capital:	
Total member's equity	$ 105,076
Less non-allowable assets:	
Accounts receivable	2,800
Due from broker/dealers	3,559
Prepaid expenses and other assets	28,641
Total non-allowable assets	35,000
Net capital before haircuts on securities	70,076
Haircuts on securities	-
Net capital	$ 70,076
Aggregate indebtedness	$ 56,623
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 65,076
Ratio: Aggregate indebtedness to net capital	.81 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

FOREFRONT CAPITAL MARKETS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Member of
Forefront Capital Markets LLC
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Forefront Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet is important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe J Chaikin CPA PC

February 26, 2013